

Vitoria Cabrera Jenny Tolan

Private Packs won Level's pitch competition because of Founder Suzanne's energy and vision and a concept she's developed that taps into a huge unmet need and market! There are so many use cases for Private Packs. As a woman postpartum, I realize how useful this could have been for me in my healing. And that is just the beginning -- Private Packs meets the needs of the young and old experiencing so many common ailments including cramps, inflammation and any other type of discomfort. Suzanne is shining light in a graceful and direct way on a need that has been kept in the dark for too long. She is bringing products forward with gorgeous design and style, opening a conversation, and tapping into a market that is egregiously underserved and holds tremendous growth potential.

Invested $1,000 this round